UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 1-35114

Brookfield Residential Properties Inc.

(Translation of registrant’s name into English)

4906 Richard Road S.W.

Calgary, Alberta, Canada T3E 6L1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

The exhibits listed in the Exhibit Index below are hereby incorporated by reference as exhibits to the Registration Statement of Brookfield Residential Properties Inc. on Form F-10 (File No. 333-184559), as amended or supplemented.

DOCUMENTS FILED

See the Exhibit Index hereto.

EXHIBIT LIST

Exhibit	Description

1.1	Purchase Agreement dated as of December 11, 2012

4.1	Indenture dated as of December 14, 2012

99.1	Material Change Report dated December 14, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROOKFIELD RESIDENTIAL PROPERTIES INC.
(Registrant)

Date: December 14, 2012	By:	/s/ Craig J. Laurie
	Name:	Craig J. Laurie
	Title:	Executive Vice President and Chief Financial Officer